Medwave Software Solutions, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Medwave Software Solutions, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 24, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivilants	698,148	1,185,956
Accounts Receivable	14,973	2,913
Prepaid Expenses	11,620	20,229
Total Current Assets	724,741	1,209,098
Other Assets		
Property & Equipment, net	52,712	57,311
Software Development Costs, net	2,986,195	3,800,612
Other Assets	8,195	8,195
Total Other Assets	3,047,102	3,866,118
TOTAL ASSETS	3,771,843	5,075,216
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	174,230	121,158
Payable to related party	16,261	-
Other Accrued Expenses	4,461	9,379
Accrued Payroll & Tax Liabilities	44,032	98,076
PPP Loan	168,585	-
Total Current Liabilities	407,568	228,612
Long Term Liabilities		
Accrued Interest	8,309	87,620
Convertible Notes	769,386	309,000
Convertible Note-Related Parties	159,000	941,272
Total Long Term Liabilities	936,695	1,337,892
Total Liabilities	1,344,263	1,566,504
Equity	-	-
Common Stock - APIC ($0 par)	10,392,964	8,890,735
Preferred Stock - APIC ($0 par)	1,491,012	1,391,001
Accumulated Other Comprehensive Income	8,919	1,853
Retained Earnings	(9,465,314)	(6,774,876)
Total Equity	2,427,580	3,508,712
TOTAL LIAB AND EQUITY	3,771,843	5,075,216

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	68,968	40,905
Cost of Goods Sold	43,134	50,551
Gross Profit	25,834	(9,646)
Operating Expenses		
Salaries, Benefits and Taxes	986,055	1,038,482
Cloud hosting fees	135,070	117,885
Professional services fees	49,855	125,246
Marketing & Business Development	-	125,222
Software licenses and other	67,973	72,295
Travel	-	116,283
Insurance	49,289	50,465
General and Administrative	178,738	314,829
Depreciation and Amortization	1,197,874	447,119
Total Operating Expenses	2,664,854	2,407,827
Operating Loss	(2,639,020)	(2,417,473)
Other Expense		
Interest expense	51,422	113,882
Net Loss	(2,690,442)	(2,531,355)
Other Comprehensive Income		
Foreign Currency Translation	7,066	1,853
Comprehensive Loss	(2,683,376)	(2,529,502)

Statement of Cashflows

	Year Ended December 31, 2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
NET LOSS	(2,690,442)	(2,531,355)
ADJUSTMENTS FOR:		
DEPRECIATION	4,600	4,597
AMORTIZATION OF SOFTWARE DEV COSTS	814,417	271,471
INCREASE IN FMV OF STOCK OPTIONS	286,310	67,214
INCREASE IN FMV OF STOCK WARRANTS	92,548	99,835
INC. IN Accumulated Other Comprehensive Income	7,066	1,853
INCREASE (DEC) IN A/R	(12,060)	(2,892)
INCREASE (DEC) IN PREPAIDS	8,609	(10,293)
A/P	31,981	66,540
PAYABLES TO RELATED PARTIES	16,261	(5,695)
CREDIT CARDS PAYABLE	21,091	12,640
ACCRUED EXPENSES	(4,918)	9,379
ACCRUED PAYROLL LIABILITIES	(54,044)	43,378
CASH FLOWS FROM OPERATING ACTIVITIES	(1,478,582)	(1,973,328)
CASH FLOW FROM INVESTING ACTIVITIES		
PURCHASE OR (SALE) OF PROPERTY AND EQUIPMENT	(1)	(5,856)
CASH FLOW FROM INVESTING ACTIVITIES	(1)	(5,856)
CASH FLOWS FROM FINANCING ACTIVITIES		
PPP LOAN PROCEEDS	168,585	-
SALE OF CONVERTIBLE DEBT	460,386	
DEBT CONVERTED TO COMMON STOCK-RELATED PARTIES	(861,583)	(224,107)
SALE OF COMMON STOCK	1,123,372	1,952,217
SALE OF PREFERRED STOCK	100,011	1,391,001
CASH FLOWS FROM FINANCING ACTIVITIES	990,771	3,119,111
NET INCREASE (DEC) IN CASH AND CASH EQUIVALENTS	(487,808)	1,139,928
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,185,956	46,028
CASH AND CASH EQUIVALENTS AT END OF PERIOD	698,148	1,185,956

Medwave Software Solutions Inc.
Statement of Changes in Stockholders' Equity
As of December 31, 2020

Statement of Changes in Shareholder Equity

	Common Stock, No Par # of Shares	Preferred Stock, No Par # of Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance on January 1, 2019	7,652,694	-	$ 6,771,445	$ (4,243,521)	$ -	$ 2,527,924
Issuance of Common Stock	356,516	-	$ 802,160	$ -	$ -	$ 802,160
Issuance of Preferred Stock	-	618,223	$ 1,391,001	$ -	$ -	$ 1,391,001
Exercise of Warrants	200,000	-	$ 150,000	$ -	$ -	$ 150,000
Conversion of Debt into Common Stock	444,480	-	$ 1,000,080	$ -	$ -	$ 1,000,080
Stock Compensation Expense - Options	-	-	$ 67,214	$ -	$ -	$ 67,214
Stock Compensation Expense - Warrants	-	-	$ 99,835	$ -	$ -	$ 99,835
Foreign Currency Translation	-	-	$ -	$ -	$ 1,853	1,853
Net Income	-	-	$ -	$ (2,531,355)	$ -	$ (2,531,355)
Balance on December 31, 2019	8,653,690	618,223	$ 10,281,735	$ (6,774,876)	$ 1,853	$ 3,508,712
Issuance of Common Stock	25,444		$ 57,249	$ -	$ -	$ 57,249
Issuance of Preferred Stock		44,449	$ 100,011	$ -	$ -	$ 100,011
Conversion of Debt into Common Stock	473,832	-	$ 1,066,122	$ -	$ -	$ 1,066,122
Stock Compensation Expense - Options	-	-	$ 286,310	$ -	$ -	$ 286,310
Stock Compensation Expense - Warrants	-	-	$ 92,548	$ -	$ -	$ 92,548
Foreign Currency Translation	-	-	$ -	$ -	$ 7,066	7,066
Net Income			$	$ (2,690,442)	$ -	$ (2,690,442)
Balance on December 31, 2020	9,152,966	662,672	$ 11,883,975	$ (9,465,318)	8,919	$ 2,427,576

Medwave Software Solutions, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Medwave Software Solutions, Inc ("the Company") was formed in California on March 19th, 2012. The Company earns revenue via the sales of software solutions to healthcare providers. The Company's customers are currently located in Latin America. Our business plan includes targeting other regions, including India, Africa and the Philippines over the next few years.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Foreign currency transactions

The Company's functional currency is the U.S. dollar. The Company has exposure to foreign currency translation gains and losses arising from the Company's cash balances in foreign countries. The financial statements of these subsidiaries are translated into U.S. dollars using a current rate of exchange, with gains or losses, net of tax as applicable, included in accumulated other comprehensive income/loss ("AOCI") within the consolidated statements of changes in convertible preferred stock and stockholders' equity.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company's remaining performance obligation, when one occurs, represents all future revenue under contract that has not yet been recognized as revenue and includes unearned revenue and unbilled amounts. These remaining performance obligations represent future revenue under contract that are expected to be recognized as revenue in the next 12-36 months. At December 31,2020, the Company had no remaining performance obligations.

Remaining performance obligation is not necessarily indicative of future revenue growth and is influenced by several factors, including seasonality, the timing of renewals, average contract terms, foreign currency exchange rates and fluctuations in new business growth. Remaining performance obligation is also impacted by acquisitions. Unbilled portions of the remaining performance obligation denominated in foreign currencies are revalued each period based on the period end exchange rates. For multi-year subscription agreements billed annually, the associated unbilled balance and corresponding remaining performance obligation are typically high at the beginning of the contract period, zero just prior to renewal, and increase if the agreement is renewed. Low remaining performance obligation attributable to a particular subscription agreement is often associated with an impending renewal but may not be an indicator of the likelihood of renewal or future revenue from such customer. Changes in contract duration can impact remaining performance obligation and current remaining performance obligation.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are

eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Category	Useful Life	Cost	Accumulated Depreciation	Book Value as of 12/31/20
Computer Equipment	5-15	154,815	103,216	51,599
Furniture	7	1,299	186	1,113
Total	-	156,114	103,402	52,712

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal - use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The Company has issued options and warrants to its founders and 3rd parties for services performed that vest over various period. Equity compensation expense for the years ended 2019 and 2020 were $167k and $379k respectively.

	2019	2020
Expense Options	67,214	286,310
Expense Warrants	99,835	92,548
Total Equity Compensation Expense	167,050	378,858

A summary of the inputs used to determine the expense is below.

Key Inputs of Fair Value Determination of Equity Based Compensation

Input	Weighted Average Value	Fair Value Hierarchy
Fair Value of Underlying Stock	2.25	Tier 3
Exercise Price	2.25	Actual
Years to Maturity	4	Actual
Risk Free Rate	.10%	Tier 1
Annualized Volatility	25%	Tier 3

Equity based compensation - ASC 718-10-50. Continued.

Option Status as of 12/31/20	**Number of Shares Callable**
Beginning Balance	181,351
Granted	1,230,074
Vested	737,026
Unvested	674,399
Expired	-
Exercised	-
Ending Balance	1,411,425

Warrant Status as of 12/31/20	**Number of Shares Callable**
Beginning Balance	378,493
Issued	185,199
Expired	-
Exercised	-
Ending Balance	563,692

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. A related party shareholder with significant influence conveyed $250k in convertible notes with terms mentioned in Note 5 to a third party.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes $928k - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6-12%. The amounts are to be automatically converted to Common Stock on the Maturity Date of each note with maturities ranging from 2023 and beyond. The notes can also be converted into shares of the Company's common stock at $2.25 per share during a change of control or qualified financing event.

PPP Loan $169K – The Company had outstanding $169K in loans under the Paycheck Protection Program accruing interest at 1%. The entire amount has since been forgiven.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	250,000
2024	-
2025	-
Thereafter	678,386

NOTE 6 – EQUITY

The Company has authorized 16,500,000 of common shares and 5,000,000 preferred shares with no par value.

Common Shares

The Company had outstanding 9,152,966 shares of common stock as of December 31, 2020. Common stock holders are entitled to one vote per share and may receive dividends when, as and if declared by the Board of Directors.

Convertible Preferred shares.

The Company had outstanding 662,672 shares of preferred stock as of December 31, 2020. The holders of convertible preferred stock are subject to the Company's amended and restated voting agreement and are entitled to the number of votes equal to the voting power of the number of shares of common stock into which their shares of convertible preferred stock can be directly converted.

Shareholders are entitled to dividends when, as and if declared by the Board of Directors.

In the event of any liquidation event of the Company (a voluntary or involuntary liquidation, a merger where the holders of common stock and convertible preferred stock own less than a majority of the resulting voting power of the

surviving entity, or a sale of substantially all the assets of the Company), before any distribution or payment shall be made to the holders of common stock.
No shares of convertible preferred stock are unilaterally redeemable by either the stockholders or the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 19, 2021, the date these financial statements were available to be issued. The Company has raised an additional $284k in convertible debt since year end. The Company's PPP loan mentioned in Note 5 has since been forgiven in full. No other events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.